Filed pursuant to Rule 253(g)(2)
File No. 024-11325

This Supplement No. 2, dated October 18, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circulars (each, an “Offering Circular” and, together, the “Offering Circulars”), each dated September 15, 2021, December 8, 2021, January 12, 2022, January 28, 2022, March 4, 2022, March 28, 2022, April 25, 2022, June 3, 2022, July 5, 2022, July 26, 2022, August 11, 2022 and September 9, 2022, of Arrived Homes, LLC, a Delaware series limited liability company (which we refer to as ““we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to correct certain information regarding the acquisition information for the following Series (the “Updated Series”):
  Arrived Homes Series Butter; Arrived Homes Series Chelsea; Arrived Homes Series Collinston; Arrived Homes Series Conway; Arrived Homes Series Cupcake; Arrived Homes Series Davidson; Arrived Homes Series Dolittle; Arrived Homes Series Dolly; Arrived Homes Series Eagle; Arrived Homes Series Elevation; Arrived Homes Series Elm; Arrived Homes Series Falcon; Arrived Homes Series Goose; Arrived Homes Series Greenhill; Arrived Homes Series Hadden; Arrived Homes Series Hansel; Arrived Homes Series Highland; Arrived Homes Series Holland; Arrived Homes Series Jack; Arrived Homes Series Jill; Arrived Homes Series Johnny; Arrived Homes Series June; Arrived Homes Series Jupiter; Arrived Homes Series Kenny; Arrived Homes Series Limestone; Arrived Homes Series Loretta; Arrived Homes Series Mae; Arrived Homes Series Marietta; Arrived Homes Series Matchingham; Arrived Homes Series Mojave; Arrived Homes Series Murphy; Arrived Homes Series Saturn; Arrived Homes Series Vernon; Arrived Homes Series Weldon; Arrived Homes Series Wentworth; Arrived Homes Series Wisteria

Arrived Homes, LLC

500 Yale Avenue North
Seattle, WA 98109
(814) 277-4833
www.arrivedhomes.com

The information below updates information regarding the operations history of each of the Updated Series properties and supersedes any contrary previous information contained under the relevant subsection of the section titled “The Series Properties Being Offered” included in the relevant Offering Circular, each of which can be found here; all other information in each Offering Circular is otherwise unchanged.

Acquisition of the Arrived Homes Series Butter Property
The Arrived Homes Series Butter property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Chelsea Property
The Arrived Homes Series Chelsea property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Collinston Property
The Arrived Homes Series Collinston property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Conway Property
The Arrived Homes Series Conway property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Cupcake Property
The Arrived Homes Series Cupcake property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Davidson Property
The Arrived Homes Series Davidson property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Dolittle Property
The Arrived Homes Series Dolittle property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Dolly Property
The Arrived Homes Series Dolly property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Eagle Property
The Arrived Homes Series Eagle property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Elevation Property
The Arrived Homes Series Elevation property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Elm Property
The Arrived Homes Series Elm property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Falcon Property
The Arrived Homes Series Falcon property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Goose Property
The Arrived Homes Series Goose property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Greenhill Property
The Arrived Homes Series Greenhill property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Hadden Property
The Arrived Homes Series Hadden property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Hansel Property
The Arrived Homes Series Hansel property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Highland Property
The Arrived Homes Series Highland property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Holland Property
The Arrived Homes Series Holland property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Jack Property
The Arrived Homes Series Jack property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Jill Property
The Arrived Homes Series Jill property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Johnny Property
The Arrived Homes Series Johnny property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series June Property
The Arrived Homes Series June property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Jupiter Property
The Arrived Homes Series Jupiter property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Kenny Property
The Arrived Homes Series Kenny property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Limestone Property
The Arrived Homes Series Limestone property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Loretta Property
The Arrived Homes Series Loretta property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Mae Property
The Arrived Homes Series Mae property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Marietta Property
The Arrived Homes Series Marietta property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Matchingham Property
The Arrived Homes Series Matchingham property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Mojave Property
The Arrived Homes Series Mojave property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Murphy Property
The Arrived Homes Series Murphy property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Saturn Property
The Arrived Homes Series Saturn property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Vernon Property
The Arrived Homes Series Vernon property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Weldon Property
The Arrived Homes Series Weldon property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Wentworth Property
The Arrived Homes Series Wentworth property was newly built and had no prior rental history.

Acquisition of the Arrived Homes Series Wisteria Property
The Arrived Homes Series Wisteria property was newly built and had no prior rental history.